EXHIBIT 12.1

BLUE RIDGE PAPER PRODUCTS INC.
RATIO OF EARNINGS TO FIXED CHARGES
HISTORICAL
(IN THOUSANDS, EXCEPT RATIOS)

			Years Ended December 31,
	Three Months Ended March 31,						For the Period from May 14 through December 31 1999
	2004	2003	2003	2002	2001	2000
Income (loss) from continuing operations before income taxes	(9,930)	(4,518)	(27,338)	(4,777)	(11,992)	2,362	8,440
Add:
Fixed Charges	4,682	3,951	20,988	15,421	16,770	17,089	9,982
Less:
Capitalized interest	157	170	848	427	262	2,307	—
Income (loss) adjusted	(5,405)	(737)	(7,198)	10,217	4,516	17,144	18,422

Fixed charges:
Interest expense	3,960	3,131	14,148	12,580	14,228	13,047	9,007
Amortization of debt issuance costs and discounts on note obligation	289	381	4,934	1,312	1,125	912	506
Capitalized interest	137	170	848	427	262	2,307	—
Portion of rent representative of the interest factor	276	269	1,058	1,102	1,155	823	469
Fixed charges	4,682	3,951	20,988	15,421	16,770	17,089	9,982
Deficiency of earnings available to cover fixed charges	10,087	4,688	28,186	5,204	12,254	—	—
Ratio of earnings to fixed charges	—	—	—	—	—	1.0x	1.8x